(THIS IS BEING FILED SOLELY TO REFLECT THE ADDITIONAL STICKER DISTRIBUTED WITH THE PROSPECTUS.)

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998

                                                      REGISTRATION NO. 333-43879
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                           ------------------------

A. EXACT NAME OF TRUST:

                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2

B. NAME OF DEPOSITOR:

                      PRUDENTIAL SECURITIES INCORPORATED

                           ------------------------

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                              ONE SEAPORT PLAZA
                               199 WATER STREET
                           NEW YORK, NEW YORK 10292

                           ------------------------

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

        LEE B. SPENCER, JR., ESQ.                        Copy to:
   PRUDENTIAL SECURITIES INCORPORATED              KENNETH W. ORCE, ESQ.
            ONE SEAPORT PLAZA                     CAHILL GORDON & REINDEL
            199 WATER STREET                          80 PINE STREET
        NEW YORK, NEW YORK 10292                 NEW YORK, NEW YORK 10005

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:



                        AN INDEFINITE NUMBER OF UNITS OF
                NATIONAL EQUITY TRUST, EQUITY PORTFOLIO SERIES 2
                    PURSUANT TO RULE 24F-2 PROMULGATED UNDER
                 THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                                      N/A

                            ------------------------

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT.

/x/ Check box if it is proposed that this filing will become effective on
    February 12, 1998 immediately upon filing pursuant to Rule 487.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                NATIONAL EQUITY TRUST, EQUITY PORTFOLIO SERIES 2
                             CROSS-REFERENCE SHEET
                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS
                         TO THE PROSPECTUS IN FORM S-6)

                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
    -------------------------------------  -------------------------------------

                    I. ORGANIZATION AND GENERAL INFORMATION

 1. (a) Name of Trust....................  Prospectus front cover

    (b) Title of securities issued.......  Prospectus front cover

 2. Name and address of each depositor...  Sponsor; Prospectus back cover

 3. Name and address of trustee..........  Trustee

 4. Name and address of each principal
      underwriter........................  Sponsor

 5. State of organization of trust.......  The Trust

 6. Execution and termination of trust
      agreement..........................  Summary of Essential Information; The
                                             Trust; Amendment and Termination of
                                             the Indenture

 7. Changes of Name......................                    *

 8. Fiscal year..........................                    *

 9. Litigation...........................                    *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a) Registered or bearer
        securities.......................                    *

    (b) Cumulative or distributive
        securities.......................                    *

    (c) Redemption.......................  Rights of Unit Holders--Redemption


    (d) Conversion, transfer, etc........  Rights of Unit Holders--Redemption

    (e) Periodic payment plan............                    *

    (f) Voting rights....................                    *

    (g) Notice to certificateholders.....  The Trust; Rights of Unit
                                             Holders--Reports and Records;
                                             Sponsor--Responsibility; Sponsor--
                                             Resignation; Trustee--Resignation;
                                             Amendment and Termination of the
                                             Indenture

    (h) Consents required................  The Trust; Amendment and Termination
                                             of the Indenture

    (i) Other provisions.................  Tax Status

11. Type of securities comprising
      units..............................  Prospectus front cover; The Trust

------------------
* Inapplicable, answer negative or not required.

12. Certain information regarding
      periodic payment certificates......                    *

13. (a) Load, fees, expenses, etc........  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Sponsor's and Underwriter's
                                             Profits; Public Offering of
                                             Units--Volume Discount; Public
                                             Offering of Units--Employee
                                             Discount; Exchange Option;
                                             Reinvestment Program; Expenses and
                                             Charges; Sponsor--Responsibility

    (b) Certain information regarding
        periodic payment certificates ...                    *

    (c) Certain percentages..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option


    (d) Price Differentials..............  Public Offering of Units--Employee
                                             Discount

    (e) Certain other fees, etc. payable
        by holders.......................  Rights of Unit Holders--Certificates

    (f) Certain other profits receivable
        by depositor, principal
        underwriter, trustee or
        affiliated persons ..............  The Trust--Objectives and Securities
                                             Selection; Rights of Unit
                                             Holders--Redemption--Purchase by
                                             the Sponsor of Units Tendered for
                                             Redemption

    (g) Ratio of annual charges to
      income.............................                    *

14. Issuance of trust's securities.......  The Trust; Rights of Unit
                                             Holders--Certificates

15. Receipt and handling of payments from
      purchasers.........................                    *

16. Acquisition and disposition of
      underlying
      securities.........................  The Trust--Portfolio Summary; The
                                             Trust-- Objectives and Securities
                                             Selection; Rights of Unit
                                             Holders--Redemption; Sponsor--
                                             Responsibility

17. Withdrawal or redemption.............  Rights of Unit Holders--Redemption

18. (a) Receipt, custody and disposition
        of income........................  Rights of Unit Holders--Distribution
                                             of Interest and Principal; Rights
                                             of Unit Holders--Reports and
                                             Records

    (b) Reinvestment of distributions....  Reinvestment Programs

    (c) Reserves or special funds........  Expenses and Charges; Rights of Unit
                                             Holders-- Distribution of Interest
                                             and Principal

    (d) Schedule of distributions........                    *

------------------
* Inapplicable, answer negative or not required.

19. Records, accounts and reports........  Rights of Unit Holders--Distributions of Interest and Principal; Rights
                                             of Unit Holders--Reports and
                                             Records

20. Certain miscellaneous provisions of
      trust agreement....................  Sponsor--Limitations on Liability;

    (a) Amendment........................  Sponsor--Resignation;

    (b) Termination......................  Trustee--Limitations on Liability;

    (c) and (d) Trustee, removal and
        successor........................  Trustee--Resignation;

    (e) and (f) Depositor, removal and
        successor........................  Amendment and Termination of the
                                             Indenture

21. Loans to security holders............                    *

22. Limitation on liability..............  The Trust--Portfolio Summary;
                                             Sponsor-- Limitations on Liability;
                                             Trustee--Limitations on Liability;
                                             Evaluator--Limitations on Liability

23. Bonding arrangements.................  Additional Information--Item A

24. Other material provisions of trust
      agreement..........................                    *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor............  Sponsor

26. Fees received by depositor...........                    *

27. Business of depositor................  Sponsor

28. Certain information as to officials
      and affiliated persons of
      depositor..........................  Contents of Registration
                                             Statement--Part II

29. Companies controlling depositor......  Sponsor

30. Persons controlling depositor........                    *


31. Payments by depositor for certain
      services rendered to trust.........                    *

32. Payments by depositor for certain
      other services rendered to trust...                    *

33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................                    *

34. Remuneration of other persons for
      certain services rendered to
      trust..............................                    *

35. Distribution of trust's securities in
      states.............................  Public Offering of Units--Public
                                           Distribution

36. Suspension of sales of trust's
      securities.........................                    *

37. Revocation of authority to
      distribute.........................                    *

38. (a) Method of distribution...........                    *

    (b) Underwriting agreements..........  Public Offering of Units

    (c) Selling agreements...............                    *

------------------
* Inapplicable, answer negative or not required.

39. (a) Organization of principal
        underwriter......................  Sponsor

    (b) N.A.S.D. membership of principal
        underwriter......................  Sponsor

40. Certain fees received by principal
        underwriter......................                    *

41. (a) Business of principal
        underwriter......................  Sponsor

    (b) Branch offices of principal
        underwriter......................                    *

    (c) Salesmen of principal

        underwriter......................                    *

42. Ownership of trust's securities by
      certain persons....................                    *

43. Certain brokerage commissions
      received by principal
      underwriter........................                    *

44. (a) Method of valuation..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Public Distribution; Public
                                             Offering of Units--Secondary Market

    (b) Schedule as to offering price....                    *

    (c) Variation in offering price to
        certain persons..................  Public Offering of Units--Public
                                             Distribution; Public Offering of
                                             Units--Volume Discount; Public
                                             Offering of Units--Employee
                                             Discount; Exchange Option

45. Suspension of redemption rights......                    *

46. (a) Redemption Valuation.............  Summary of Essential Information;
                                             Rights of Unit Holders--
                                             Redemption--Computation of
                                             Redemption Price per Unit

    (b) Schedule as to redemption
        price............................                    *

47. Maintenance of position in underlying
      securities.........................  Public Offering of Units--Secondary
                                             Market; Rights of Unit Holders--
                                             Redemption--Computation of
                                             Redemption Price per Unit; Rights
                                             of Unit Holders--Redemption--
                                             Purchase by the Sponsor of Units
                                             Tendered for Redemption

              IV. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of
      trustee............................  Trustee

49. Fees and expenses of trustee.........  Expenses and Charges

50. Trustee's lien.......................  Expenses and Charges--Other Charges


------------------
* Inapplicable, answer negative or not required.

          V. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's
      securities.........................  The Trust--Insurance on the
                                             Securities in the Portfolio of an
                                             Insured Trust

                            VI. POLICY OF REGISTRANT

52. (a) Provisions of trust agreement
        with respect to selection or
        elimination of underlying
        securities.......................  Prospectus front cover; The
                                             Trust--Portfolio Summary; The
                                             Trust--Insurance on the Securities
                                             in the Portfolio of an Insured
                                             Trust; The Trust--Objectives and
                                             Securities Selection;
                                             Sponsor--Responsibility

    (b) Transactions involving
        elimination of underlying
        securities ......................                    *

    (c) Policy regarding substitution or
        elimination of underlying
        securities ......................  Sponsor--Responsibility

    (d) Fundamental policy not otherwise
        covered..........................                    *

53. Tax status of trust..................  Prospectus front cover; Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten
      years..............................                    *

55.


56. Certain information regarding
      periodic payment certificates......                    *

57.

58.

59. Financial statements (Instruction
      1(c) to Form S-6)..................  Statement of Financial Condition of
                                             the Trust

------------------
* Inapplicable, answer negative or not required.

                            National Equity Trust
                          Equity Portfolio Series 2
                               (REIT Portfolio)

   Supplement dated February 13, 1998 to Prospectus dated February 12, 1998

Correction to page A-5:

TERMINATION DATE: February 15, 2000

Prudential Securities Incorporated

                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2

                                (REIT PORTFOLIO)
--------------------------------------------------------------------------------

The objective of the Trust is total return through an investment for approximately two years in a portfolio consisting of equity securities issued by publicly traded real estate investment trusts ('REITs'). The value of the Units of the Trust will fluctuate with the value of the portfolio of underlying Securities. Units of the Trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans.

Unit Holders may elect, prior to the Termination Date (approximately two years after the creation of the Trust), one or more of the following options: (1) receiving their pro rata share of the underlying Securities in kind, (2) receiving cash upon the liquidation of their pro rata share of the underlying Securities and (3) investing the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a new trust (if one is offered).

The minimum purchase is $250.

--------------------------------------------------------------------------------

SPONSOR:
                                               [LOGO]  Prudential
                                                       Securities
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

PLEASE READ AND RETAIN                       Prospectus dated February 12, 1998
THIS PROSPECTUS FOR FUTURE REFERENCE.

                      [This page intentionally left blank]

--------------------------------------------------------------------------------
     This Prospectus does not contain all the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.
--------------------------------------------------------------------------------

     The NATIONAL EQUITY TRUST, Equity Portfolio Series 2 (the 'Trust') (REIT Portfolio) is composed of equity securities, i.e. common stock and/or common shares of beneficial interest issued by publicly traded REITs (the 'Securities' or 'Security,' as the context requires), and contracts and funds for the purchase thereof and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase Securities. Subsequent to the Date of Deposit, the Sponsor may, but is not obligated to, deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities maintaining to the extent practicable the proportionate relationship of the number of shares of each Security in the portfolio of the Trust (the 'Portfolio') immediately prior to such deposit thereby creating additional Units which Units the Sponsor intends to offer by means of this Prospectus. (See Part B--'The Trust.')

     THE OBJECTIVE of the Trust is total return through an investment for approximately two years in a portfolio of equity securities issued by REITs. (See 'Summary of Essential Information' for the Termination Date of the Trust.) There can be no assurance that such objective can be realized. The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and particularly those factors that affect the economic and financial condition of each issuer of a Security in particular. (Total return includes (i) capital appreciation--the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust plus (ii) the dividends paid on the Securities during the life of the Trust.)

     SECURITIES SELECTION. The portfolio of the Trust was selected by the Sponsor's equity research department's REIT analysts ('REIT Research'). The equity research department rates REIT stocks 'buy,' 'hold' or 'sell.' All of the Securities in the Trust were rated 'buy' by REIT Research on the initial Date of Deposit.

     REITs generally have interests in income-producing real estate. Equity REITs such as those in the Portfolio emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. There are two principal types of REITs: those which hold primarily real estate and benefit from the underlying net rental income generated from the properties ('Equity REITs') and those which hold primarily mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans ('Mortgage REITs'). A third type combines the investment strategies of the Equity REITs and the Mortgage REITs ('Hybrid REITs'). The objective of an Equity REIT is to purchase income-producing real estate properties in order to generate cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel, parking facilities, apartment buildings and health care facilities. A REIT, to qualify for special tax treatment under the federal income tax law, must conform to certain requirements of the Internal Revenue Code of 1986, as amended (the 'Code'). In general, a REIT must hold at least 75% of its total assets in real estate assets and distribute at least 95% of its taxable income (without regard to any net capital gains) on an annual basis. All of the Securities in the Trust were issued by Equity REITs. In this prospectus a reference to common stock shall include both common stock and common shares of beneficial interest issued by a REIT organized as a trust.


     The Securities were selected for inclusion in the Trust Portfolio as of the Date of Deposit. Subsequent to such date, the Securities may no longer be rated 'buy' by REIT Research. However, the Sponsor may, on and subsequent to the initial Date of Deposit, create additional Units and sell such additional Units created. Such additional Units will be created by the deposit of additional Securities which reflect the Portfolio as of the initial Date of Deposit, subject to permitted adjustments, and/or contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities. The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. The proportionate relationship will be adjusted for all future subsequent deposits to reflect such events. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time and even if a Security were rated 'hold' or 'sell' by REIT Research at such time.

     PORTFOLIO ACQUISITION--On the initial Date of Deposit all of the Securities deposited in the Trust were acquired by the Sponsor in open market purchases on the New York Stock Exchange. Subsequent to the initial Date of Deposit and during the initial offering period, it is expected that all of the Securities which the Sponsor deposits in the Trust will have been acquired by the Sponsor in transactions in which the Sponsor will have acted as sole underwriter to the issuers of the Securities. The Sponsor, in its capacity as underwriter, will acquire the Securities at prices below the current market value of the Securities due to various factors, including the size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the dates of deposit. As a result of the Sponsor's ability to purchase these Securities below market value, the Sponsor will offer Units of the Trust with no sales charge during the initial offering period. By virtue of buying stock at below market prices, the Sponsor will realize a profit on the deposit of the Securities to the Trust in an amount of up to 5% of the market value of these Securities. Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges.


     RISK FACTORS--Many factors can have an adverse impact on the performance of a particular REIT, its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. Risks associated with the direct ownership of real estate include, among other factors, general and local economic conditions, decline in real estate values, the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, changes in government regulations, faulty construction, changes in neighborhood values, and the unavailability of construction financing or mortgage loans at rates acceptable to developers. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Investors should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical and, to the extent the Trust acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of the Trust. The recent increased demand for certain types of real estate may have inflated the value of real estate thereby increasing the risk of a substantial decline in the value of such real estate and increasing the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Certain REITs in the Trust may be structured as UPREITs. This form of REIT owns an interest in a partnership that owns real estate, which can result in a potential conflict of interest between shareholders who may want to sell an asset and partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into 'no sell' agreements, which are designed to avoid a taxable event to the holders of partnership units by preventing the REIT from selling the property. This arrangement could mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since 'no sell' agreements are often undisclosed, the Sponsor is unable to state whether any of the REITs in the Trust have entered into this kind of arrangement.

     REIT Taxation. Each of the REITs in which the Trust invests will generally state its intention to operate in such manner as to qualify for taxation as a 'real estate investment trust' under the Code, although, of course, no assurance can be given that each REIT will at all times so qualify. So long as an issuer qualifies as a REIT, it will, in general, be subject to Federal income tax only on income that is not distributed to stockholders. In order to qualify as a REIT for any taxable year, a REIT must, among other things, hold at least 75% of its assets in real estate, cash items and government securities; derive at least 75%

of its gross income from rent from real property and interest on mortgages; derive at least 95% of its gross income from sources that satisfy the 75% gross income test described in the preceding clause, plus dividends, interest and gain from the sale or disposition of certain stock or securities; and distribute to its stockholders annually an amount at least equal to 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction). Failure to qualify for taxation as a REIT in any taxable year will subject an issuer to tax on its taxable income at regular corporate rates and certain other taxes. Distributions to stockholders in any year in which an issuer fails to qualify as a REIT will not be deductible by the issuer. Unless entitled to relief under specific statutory provisions, the issuer would not qualify for taxation as a REIT for the next four taxable years after failing to qualify in any year. Each REIT may also be subject to state, local or other taxation in various state, local or other jurisdictions. A change in the tax laws or regulations relating to REIT's may adversely affect the value of the Securities.

     Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks. Moreover, common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the same degree of protection of capital as debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. The value of the common stock in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on a date of deposit. The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio both in terms of the number of issuers and the concentration in issues from one industry.


     The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to pay dividends. The Trust is not a 'managed' registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations.

     DISTRIBUTIONS of dividends received (net of expenses) and return of capital, if any, by the Trust will be made quarterly on or shortly after the Quarterly Distribution Date to Unit Holders of record on the Record Date immediately preceding such Quarterly Distribution Date. (See Part B--'Rights of Unit Holders--Distributions.') Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders.

     PUBLIC OFFERING PRICE of the Units of the Trust during the initial offering period is equal to the value of the underlying Securities in the Trust's Portfolio divided by the number of Units outstanding in the Trust, with no sales charge imposed during the initial offering period. After the initial offering period the Units will be offered at a Public Offering Price determined by aggregating the value of Securities reduced by Trust liabilities, dividing such net amount by the number of Units outstanding and adding a sales charge of 4% of the Public Offering Price (4.167% of the net amount invested in Securities). A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--'Public Offering of Units-- Public Offering Price.')

     SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--'Public Offering of Units--Secondary Market.' If such a market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--'Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.')

     TRUST TERMINATION--The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately two years after the initial Date of Deposit (unless terminated earlier; see part B--'Amendment and Termination of the Indenture--Termination'). A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on such date to the Distribution Agent who will act as agent for such Unit Holder.

     SECURITIES DISPOSITION OPTIONS--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of such Unit Holder by The Chase Manhattan Bank, as 'Distribution Agent' in accordance with one or more of the following options as elected by such Unit Holder:

          1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities;

          2.  to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days immediately following the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Chase Manhattan Bank in accounts which are non-interest bearing to Unit Holders and which are available for use by The Chase Manhattan Bank pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold; and

          3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option within 30 days of the Termination Date, as received by the Distribution Agent upon the sale of such underlying Securities over a period not to exceed 10 business days immediately following the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the 'New Series') if such New Series is offered at such time. The Units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unit Holder of units of a New Series, such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

     Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of such Unit Holder's pro rata share of the underlying Securities (option 2).

     Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days immediately following the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Chase Manhattan Bank will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of such sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects such sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of such shares in the Portfolio at the beginning of such day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.

     Depending on the amount of proceeds to be invested in Units of the New Series and the number of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these Securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period following the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

                        SUMMARY OF ESSENTIAL INFORMATION
                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2
                                 REIT PORTFOLIO
                            AS OF FEBRUARY 11, 1998*


                                                                   INITIAL OFFERING    SECONDARY
                                                                        PERIOD           MARKET
                                                                   ----------------   ------------
AGGREGATE VALUE OF SECURITIES....................................    $   200,000.13   $ 200,000.13
NUMBER OF UNITS..................................................           200,000        200,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH
  UNIT...........................................................         1/200,000      1/200,000
     Aggregate value of Securities in the Trust..................    $   200,000.13   $ 200,000.13
     Divided by 200,000 Units (times 1,000)......................    $     1,000.00   $   1,000.00
     Plus a sales charge: (4% of the Public Offering Price
      (4.167% of the net amount invested in Securities) after the
      initial offering period)...................................    $   -0-          $      41.67
                                                                   ----------------   ------------
     Public Offering Price per 1,000 Units**.....................    $     1,000.00   $   1,041.67
     Plus the amount per 1,000 Units in the Income Account.......    $            0   $          0

                                                                   ----------------   ------------
          Total per 1,000 Units..................................    $     1,000.00   $   1,041.67
                                                                   ----------------   ------------
                                                                   ----------------   ------------

REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE PER
  1,000 UNITS*** (based on the value of the underlying
  Securities)....................................................    $     1,000.00
RECORD DATES: Quarterly on the tenth day of April, July, October and January.
QUARTERLY DISTRIBUTION DATES: The twenty-fifth day of April,
  July, October and January or as soon thereafter as possible.
MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000 Units.
TRUSTEE'S FEE AND ESTIMATED EXPENSES: $.90 per 1,000 Units.+
ORGANIZATIONAL EXPENSES: $1.00 per 1,000 Units.+
SPONSOR'S PORTFOLIO SUPERVISION FEE+: Maximum of $0.25 per 1,000
  Units.
EVALUATION TIME: 4:00 P.M. New York Time
TERMINATION DATE: February 15, 1999++
SPONSOR'S LOSS ON DEPOSIT: $613.06
MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the
  Securities calculated after the last deposit of Securities.


------------------
  * The initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.
 ** This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. Subsequent to the initial offering period a sales charge of 4% of the Public Offering Price (4.167% of the net amount invested in Securities) will be added.
*** This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption currently estimated at $3.12 per 1,000 Units.
  + See: 'Expenses and Charges' herein. The fee and the organizational costs accrue daily and are payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $3.12 per 1,000 Units.
 ++ The Trust may be terminated prior to the Termination Date. See Part
    B--'Amendment and Termination of the Indenture-- Termination.' The sale of Securities will occur during the 10 business day period subsequent to the

    Termination Date.
                                      A-5

                                   FEE TABLE

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B-- 'Public Offering of Units' and 'Expenses and Charges.' Although the Trust has a term of only approximately two years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over every two years into a New Series.


                                                     INITIAL OFFERING                        SECONDARY
UNIT HOLDER TRANSACTION EXPENSES                          PERIOD                              MARKET
----------------------------------------           ---------------------              -----------------------
Sales Charge Imposed on Purchase(a).....          -0-%              $  -0-                4.167%     $  41.67
Annual Trust Operating Expenses (as a
  percentage of average net assets):
  Trustee's Fee.........................         .079%               $  .79                .079%     $    .79
  Organizational Costs and
     Expenses(b),(e)....................         .100%               $ 1.00                .100%     $   1.00
  Other Operating Expenses (including
     Portfolio Supervision, Bookkeeping
     and Administrative Fees)(e)........         .036%               $  .36                .036%     $    .36
                                                -----                ------           ---------     ---------
          Total(c)......................         .215%               $ 2.15                4.38%     $  43.82
                                                -----                ------           ---------     ---------
                                                -----                ------           ---------     ---------

                                    EXAMPLE

                                                                  INITIAL OFFERING            SECONDARY
                                                                       PERIOD                  MARKET
                                                                --------------------    ---------------------
                                                                CUMULATIVE EXPENSES          CUMULATIVE
                                                                                          EXPENSES PAID FOR
                                                                  PAID FOR PERIOD:             PERIOD:
                                                                --------------------    ---------------------
                                                                   1           3            1           3
                                                                  YEAR      YEARS(D)      YEAR       YEARS(D)
                                                                --------    --------    ---------    --------
An investor would pay the following expenses on a $1,000
  investment, assuming the Trust's operating expense ratio of
  .215% (initial offering period purchase) and 4.38%

  (secondary market purchase) and a 5% annual return on the
  investment throughout the periods..........................    $ 2.15      $ 6.78        $44         $ 94

     The Example assumes a reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.
------------------

     (a) The sales charge of 4.00% does not apply during the initial offering period.

     (b) Includes all or a portion of the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out of pocket expenses. The organizational costs will be amortized generally over the life of the Trust, except that the registration fees included in the organizational cost and expense amount will be charged directly to capital during the initial public offering period.

     (c) The estimates do not include the cost borne by Unitholders of purchasing and selling securities.

     (d) Although each Trust has a term of only approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a New Series.

     (e) Such amounts are estimated and the actual amounts may vary.

                    PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT

     The Portfolio contains 9 issues of Securities all of which are traded on the New York Stock Exchange. The Securities are representative of REITs investing in asset classes as follows: Hotel: 12.5%*; Apartment: 10.0%*; Office:
15.0%*; Health: 15.0%*; Office/Industrial: 47.5%*.

------------------
* Percentages computed on the basis of the aggregate net asset value of the Securities in the Trust on the Date of Deposit.

                          INDEPENDENT AUDITORS' REPORT


TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE NATIONAL EQUITY TRUST, EQUITY PORTFOLIO SERIES 2


     We have audited the accompanying Statement of Financial Condition including Schedule of Portfolio Securities of the National Equity Trust, Equity Portfolio Series 2 as of February 11, 1998. This financial statement is the responsibility of the Trustee and Sponsor (see note (d) to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of February 11, 1998, by correspondence with The Chase Manhattan Bank, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the National Equity Trust, Equity Portfolio Series 2 as of February 11, 1998, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP


New York, New York
February 11, 1998

                        STATEMENT OF FINANCIAL CONDITION
                NATIONAL EQUITY TRUST, EQUITY PORTFOLIO SERIES 2
                    AS OF DATE OF DEPOSIT, FEBRUARY 11, 1998

                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed
  by an irrevocable letter of credit(a).....................   $200,000.13
Organizational Costs(e).....................................    200,000.00
                                                               -----------
     Total..................................................   $400,000.13
                                                               -----------
                                                               -----------

                 LIABILITIES AND INTEREST OF UNIT HOLDERS
Accrued Liability...........................................   $200,000.00

                         INTEREST OF UNIT HOLDERS
     Units of fractional undivided interest outstanding:
          Cost to investors(b)..............................    200,000.13
          Gross underwriting commission(c)..................          0.00
                                                               -----------
Net amount applicable to investors..........................    200,000.13
                                                               -----------
               Total........................................   $400,000.13
                                                               -----------
                                                               -----------

------------------


     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under 'Schedule of Portfolio Securities' included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on The Chase Manhattan Bank, in the amount of $10 million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.

     (b) The aggregate Public Offering Price is computed on the basis set forth under 'Public Offering of Units--Public Offering Price.'

     (c) There is no sales charge during the Initial Offering Period. See 'Summary of Essential Information' for additional information.

     (d) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Trustee determines the price for each underlying Security included in the Trust's Schedule of Portfolio Securities on the basis set forth in 'Public Offering of Units-- Public Offering Price.' Under the Securities Act of 1933, as amended (the 'Act'), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.

     (e) Organizational costs borne by the Trust will be amortized generally over the life of the Trust. Registration fees of approximately $115,000, which are included in organizational costs, will be charged directly to capital at the end of the initial public offering period which is expected to be February 18, 1998. Organizational costs have been estimated based on a Trust with projected total assets of $200,000,000. To the extent the assets of the Trust are fewer or greater, the estimate may vary.

                        SCHEDULE OF PORTFOLIO SECURITIES
                NATIONAL EQUITY TRUST EQUITY PORTFOLIO SERIES 2
                     ON DATE OF DEPOSIT, FEBRUARY 11, 1998

                                                        CURRENT               PERCENTAGE OF
                                                         ANNUAL                 AGGREGATE       PRICE        COST OF
                                                        DIVIDEND    NUMBER       MARKET          PER         STOCKS
PORTFOLIO                                                 PER         OF          VALUE        SHARE TO        TO
   NO.                   NAME OF ISSUER                 SHARE(1)    SHARES      OF TRUST        TRUST       TRUST(2)
---------  ------------------------------------------   --------    ------    -------------    --------    -----------
   1.      Equity Inns, Inc.                             $ 1.16       639           5.0%       $15.6875    $ 10,024.31
   2.      Equity Residential Properties Trust           $ 2.68       395          10.0%        50.5625    $ 19,972.19
   3.      Highwoods Properties, Inc.                    $ 2.04       856          15.0%        35.0625    $ 30,013.50
   4.      Hospitality Properties Trust*                 $ 2.45       428           7.5%        35.0000    $ 14,980.00
   5.      Health and Retirement Properties Trust*       $ 1.48     1,499          15.0%        20.0000    $ 29,980.00
   6.      Kilroy Realty Corporation                     $ 1.55       722          10.0%        27.6875    $ 19,990.38
   7.      Prentiss Properties Trust                     $ 1.60       919          12.5%        27.2500    $ 25,042.75
   8.      Reckson Associates Realty Corp.               $ 1.25       788          10.0%        25.3750    $ 19,995.50
   9.      Spieker Properties Inc.                       $ 2.28       708          15.0%        42.3750    $ 30,001.50
                                                                                                           -----------
                                                                                                           $200,000.13
                                                                                                           -----------
                                                                                                           -----------

------------------

(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(2) The Securities were acquired by the Sponsor on February 11, 1998. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the New York Stock Exchange on February 11, 1998. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $200,613.19.


     The Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of these Securities, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options relating thereto. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or option relating thereto.


 * Health and Retirement Properties Trust owns approximately 10.3% of the common shares of Hospitality Properties Trust. A decline in the value of the Hospitality Properties Trust common shares may adversely affect the value of the Health and Retirement Properties Trust shares held by the Trust.

PROSPECTUS--PART B:
--------------------------------------------------------------------------------

Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------

                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2
                                   THE TRUST


     National Equity Trust, Equity Portfolio Series 2 (the 'Trust') is one of a series of similar but separate unit investment trusts created by the Sponsor. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement dated the Date of Deposit (collectively, the 'Indenture'),* between Prudential Securities Incorporated (the 'Sponsor') and The Chase Manhattan Bank (the 'Trustee'). On the Date of Deposit, the Sponsor deposited with the Trustee the securities issued by the REITs listed on the Schedule of Portfolio Securities (collectively, the 'Securities' or, singularly, the 'Security,' as the context requires) and/or contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such equity securities at prices which reflect the value of the Securities as of the close of the market as of the Date of Deposit and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase such Securities (see Schedule of Portfolio Securities). The Trustee then immediately delivered to the Sponsor the units (the 'Units') comprising the entire ownership of the Trust as of the Date of Deposit which Units the Sponsor, through this Prospectus, is offering for sale to the public. Each such Unit represented on the initial Date of Deposit an identical number and type of shares in identical issuers.

     The objective of the Trust is total return through an investment in a portfolio of equity securities issued by REITs. There can be no assurance that such objective can be realized. The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and those factors that affect the economic and financial condition of each issuer of a Security and an investment in real estate in particular.

     Subsequent to the initial deposit of Securities on the Date of Deposit, the Sponsor may, but is not obligated to, deposit from time to time additional Securities identical to those already in the Trust and in the same proportions (including contracts together with an irrevocable letter of credit for the purchase thereof) and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase additional Securities in the Trust, to receive in exchange therefor additional Units, and to offer such Units to the public by means of this Prospectus. Any such additional deposits during the 90 day period subsequent to the Date of Deposit may be in amounts which maintain only to the extent practicable the original proportionate relationship between the number of shares of each Security in the Portfolio of the Trust. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. Thus, for example in connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. In addition, the brokerage fees incurred in purchasing Securities with such deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with such deposited cash would experience dilution as a result of any such brokerage fees. Any cash deposited with instruction to purchase Securities not used to purchase Securities and any interest not used to pay Trust expenses will be distributed to Unit Holders on the earlier of the first Distribution Date or 90 days after the Date of Deposit. Additional Units may be continuously offered for sale to the public by means of this Prospectus. Subsequent to the 90 day period following the Date of Deposit any deposit of additional Securities and cash must exactly replicate the Portfolio immediately prior to such deposit. The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities, because the actual volume of Securities to be purchased and the supply and price of such Securities is not known. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.

     The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities is no longer rated 'buy' by the REIT research department of the Sponsor on the date of deposit of the additional Securities or sale of the Units.

     Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.

------------------
* Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

      Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The

Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor who agrees to this will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first, except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

     The holders of Units (the 'Unit Holders' the 'Unitholders' or the 'Unit Holder,' as the context requires) will have the right to have their Units redeemed at a price based on the net asset value (the 'Redemption Price') if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America. The Trust has a mandatory termination date set forth under Part A--'Summary of Essential Information,' but may be terminated prior thereto upon the occurrence of certain events (see 'Amendment and Termination of the Indenture--Termination'), including a reduction in the value of the Trust below the value set forth under Part A--'Summary of Essential Information.'

     On the Date of Deposit, a Unit represented the fractional undivided interest in the Securities set forth under Part A-- 'Summary of Essential Information' in the ratio of 1 Unit for each approximately $1.00 net asset value of Securities initially deposited in such Trust. If any Units are redeemed by the Trustee, the number of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

PORTFOLIO SUMMARY

     The Portfolio is comprised of REITs that the Sponsor believes offer an opportunity for total return over the life of the Trust. Investors should carefully review the Portfolio and the objectives of the Trust and consider their ability to assume the risks involved before investing in the Trust.

     REITs are structured as either corporations or business trusts. REITs will not be subject to corporate income taxes provided the REIT satisfies the applicable requirements of the Internal Revenue Code. The major tests for the tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) during the last half of each taxable year have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income (without regard to any net capital gains) to its shareholders each year.


     The Securities deposited in the Trust on the initial Date of Deposit consist entirely of interests in REITs. There are two principal types of REITs:
Equity REITs which typically hold primarily real estate and benefit from the underlying net rental income generated from the properties, and Mortgage REITs, which typically hold primarily mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans. A third type, Hybrid REITs, combines the investment strategies of the Equity REITs and the Mortgage REITs.

     In addition to being classified according to investment type, REITS may be categorized further in terms of their specialization by property type (e.g., retail, multifamily, industrial, office, etc.,) or geographic focus (nationwide, regional or metropolitan area). Additional stratification is then possible within certain product types (e.g., factory outlets, community centers, and regional malls are all categories within the retail sector).

     The Securities in the portfolio of the Trust were selected by the Sponsor based upon the availability of REIT shares to the Sponsor and its ability to purchase such shares and based upon REIT Research recommendations. On the initial Date of Deposit the REITs deposited were rated 'buy' by the Sponsor. Among the factors considered in assigning the 'buy' rating were the income and capital appreciation potential of the stocks. The REIT Research analysts consider various factors including the geographic focus of the real estate in a REIT, the property type, the risks of investment in each property type, the management of the REIT, the capitalization and financial strength of the REIT, the income potential, the anticipated level of depreciation and obsolescence of the property type, the general economy in a particular geographic location and the impact of potential environmental issues.

     RISK FACTORS--Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the real estate industry, market conditions and values of common stocks generally, and other factors. The Trust is not appropriate for investors requiring conservation of capital.

     The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the REITs comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these REITs prior to the purchase of the Securities by the Trust may cause the Trust to purchase the REITs at a higher price than those buyers who purchase REIT shares prior to the purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers. In addition, the issuances of the additional Securities by the REITs in the transactions underwritten by the Sponsor may, in certain circumstances, have an adverse impact on the value of the Securities and the Units.

     Since the Trust will consist entirely of shares issued by REITs, a domestic corporation or business trust which invests primarily in income producing real estate or real estate related loans or mortgages, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate (in addition to securities markets risks) because of its policy of concentration in the securities of companies in the real estate industry. These include declines in the value of real estate, illiquidity of real property investments, risks related to general and local economic conditions, dependency on management skill, heavy cash flow dependency, possible lack of availability of mortgage funds, excessive levels of debt or overleveraged financial structure, overbuilding, extended vacancies of properties, increase competition, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, economic or regulatory impediments to raising rents, changes in neighborhood values and the appeal of properties to tenants and changes in interest rates. In addition to these risks, Equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. In addition, REITs could possibly fail to qualify for tax free pass-through of income under the Code, or to maintain their exemptions from registration under the Investment Company Act of 1940 (the '1940 Act'). The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

     Real estate investment trusts are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs may be self-managed or managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Since the Trust will consist entirely of shares issued by REITs, an investment in the Trust will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks) and will involve more risk than a portfolio of common stocks that is not concentrated in a particular industry or group of industries.* The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Unit Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

     A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

     Uninsured Losses. The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally

------------------
  * A Trust is considered to be 'concentrated' in a particular industry when the Securities in that industry constitute 25% or more of the total asset value of the portfolio.

of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable costs and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by REITs might not be adequate to restore its economic position with respect to such property.

     Environmental Liability. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs shares are held in the Trust.

     Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the 'ADA'), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In the event that any of the REITs in the Trust invest in or hold mortgages in real estate properties subject to the ADA, a determination that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the Trust were required to make modifications to comply with the ADA, the REIT's ability to make expected distributions to the Trust could be adversely affected, thus adversely affecting the ability of the Trust to make distributions to Unit Holders.

     Property Taxes. Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the Trust may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in real estate taxes may adversely affect the value of the Securities.

     Since the Trust consists of common stocks, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stock. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

     An investment in Units of the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of Units, will fluctuate, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including the risk that the financial condition of one or more of the issuers of the Securities may worsen or the general condition of the common stock market may weaken. In each case, the value of the Portfolio Securities and hence the value of Units may decline. Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Such perceptions are based upon varying reactions to such factors as expectations regarding domestic economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. Therefore there can be no assurance that the Trust will be effective in achieving its objective over its life or that future portfolios selected using the same methodology as the Trust during consecutive periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

     By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stock. For these reasons, preferred stocks generally entail less risk than common stock. Moreover, common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stock has neither a fixed principal amount nor a maturity and has a value which is subject to market fluctuations for as long as the common stock remains outstanding. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

     The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Trust is not a 'managed' registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See 'Sponsor--Responsibility.')

     The Trust consists of the Securities (and/or contracts to purchase such Securities together with an irrevocable letter or letters of credit for the purchase of such contracts and/or cash (or a letter of credit in lieu of cash) with instructions to purchase such Securities) listed under Part A--'Schedule of Portfolio Securities' herein, and the Securities deposited upon the creation of additional Units as set forth above and substitute Securities acquired by the Trust as long as such Securities may continue to be held from time to time in the Trust together with uninvested cash realized from the disposition of Securities. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.


     All of the Securities are publicly traded on a national stock exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this prospectus.

                            TAX STATUS OF THE TRUST

     In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

          The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

          Each Unit Holder will be considered the owner of a pro rata portion of each asset in the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the 'Code'). A Unit Holder should determine the tax cost for each asset represented by the Holder's Units by allocating the total cost for such Units among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units. The proceeds received by a Unit Holder upon termination of the Trust or redemption of Units will reflect the actual amounts paid to them, net of the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will reflect the actual amount paid to them net of the charge for organizational expenses. Accordingly, Unit Holders should not increase the total cost for their Units by the amount of the charge for organizational expenses.

          A Unit Holder will be considered to have received all of the dividends paid on the Holder's pro rata portion of each Security when such dividends are received by the Trust including the portion of such dividend used to pay operating expenses. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for the Holder's pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's miscellaneous deductions exceeds 2% of the Holder's adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

          Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to the Distribution Agent as the Holder's agent) of such Holder's pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Securities so distributed will be equal to the Holder's basis for the same Securities (previously represented by the Holder's Units) prior to such distribution and the holding period for such Securities will be the shorter of the period during which the Unit Holder held the Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Unit Holder disposes of such Securities in a taxable transfer.


          Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit Holders.

     If the proceeds received by the Distribution Agent upon the sale or redemption of an underlying Security exceed a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a taxable gain to the extent of such excess. Conversely, if the proceeds received by the Distribution Agent upon the sale or redemption of an underlying Security are less than a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a loss for tax purposes to the extent of such difference except that upon reinvestment of proceeds in a New Series the Internal Revenue Service may seek to disallow such loss to the extent that the underlying securities in each trust are substantially identical and the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Code, capital gain of individuals, estates and trusts from Securities held for more than 1 year, but not more than 18 months, is subject to a maximum nominal tax rate of 28% and for Securities held for more than 18 months, the maximum nominal tax rate is 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. These maximum lower capital gain rates of either 28% or 20% will be unavailable with respect to those Securities which have been held for less than a year and a day at the time of sale (including sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units). Unit Holders should note that the termination option that they elect will affect their ability to achieve an eighteen month holding period.

     The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to 'real estate investment trusts' under the Code. A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least 85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs.

     Distributions made to shareholders out of a REIT's current or accumulated earnings and profits generally will be taxed to shareholders as ordinary dividend income, except that, subject to the discussion below regarding the new tax rates contained in the Taxpayer Relief Act of 1997 (the '1997 Act'), distributions of net capital gain designated by the REIT as capital gain dividends will be taxed to shareholders as long-term capital gain (to the extent they do not exceed the REIT's actual net capital gain for the taxable year) without regard to the period for which the REIT shares have been held. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the tax basis of the shareholder's shares with respect to which the distribution is made. To the extent that distributions exceed such basis, they will be taxed in the same manner as gain from the sale of those shares.

     A REIT is permitted under the Code to elect to retain and pay income tax on its net capital gain for any taxable year. Under the 1997 Act, however, for taxable years beginning after December 31, 1997, if the REIT so elects, a shareholder must include in income such shareholder's proportionate share of the REIT's undistributed net capital gain for the taxable year, and will be deemed to have paid such shareholder's proportionate share of the income tax paid by the REIT with respect to such undistributed net capital gain. Such tax would be credited against the shareholder's tax liability and subject to normal refund procedures. In addition, each shareholder's basis in such shareholder's shares would be increased by the amount of undistributed net capital gain (less the tax paid by the REIT) included in the shareholder's income.

     The 1997 Act also alters the taxation of capital gain income for individuals (and for certain trusts and estates). Gain from the sale or exchange of certain investments held for more than 18 months will be taxed at a maximum rate of 20%. Gain from the sale or exchange of such investments held for 18 months or less, but for more than one year, will be taxed at a maximum rate of 28%. The 1997 Act also provides a maximum rate of 25% for 'unrecaptured section 1250 gain' recognized on the sale or exchange of certain real estate assets. The 1997 Act allows the Internal Revenue Service to prescribe regulations on how the 1997 Act's new capital gain rates will apply to sales of capital assets by 'pass-thru entities,' which include REITs. To date regulations have not yet been promulgated. However, in Notice 97-64, issued on November 10, 1997, the Internal Revenue Service indicated that such regulations will provide that whether capital gain dividends are taxed at the 28%, 25% or 20% rate will be determined by reference to the REIT's holding period in the property that generates the gain and the amount of unrecaptured straight-line depreciation attributable to such property.

     Each Unit Holder should consult his, her or its tax advisor with respect to the application of the above general information to his, her or its own personal situation.

                                RETIREMENT PLANS

     Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE


     The Public Offering Price of the Units during the initial public offering period is computed by determining the value (as set forth below) of the Securities in the Trust, adding cash and other Trust assets less Trust liabilities and dividing such sum by the number of Units outstanding. The Units outstanding may be split (or split in reverse). A proportionate share of money in the Income and Principal Accounts and amounts receivable in respect of stocks trading ex-dividend other than money required to redeem previously tendered Units or money required to be distributed to Unit Holders on a Distribution Date will be added to the Public Offering Price. (See 'Rights of Unit Holders--Distributions.')

     After the initial offering period the Public Offering Price of the Units will be computed by adding a sales charge to the net asset value of a Unit. Such sales charge will equal 4% of the Public Offering Price (4.167% of the net amount invested).

     The Public Offering Price on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price as of the Date of Deposit set forth in the 'Summary of Essential Information' in accordance with fluctuations in the value of the Securities in the Trust.

     The aggregate value of the Securities is determined in good faith by the Trustee on each 'Business Day' as defined in the Indenture in the following manner: the evaluation is generally based on the closing trade prices on the New York Stock Exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation) or, if there is no closing trade price at that time on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation). If current bid or closing prices are unavailable, the evaluation is determined
(a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee, (c) on the basis of the last trade price of the Security or (d) by any combination of the above, each as of the Evaluation Time.

PUBLIC DISTRIBUTION

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after such date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily. Units will be sold without a sales charge during the initial public offering period, however after such period Units will be sold with a sales charge of 4.00%.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National

Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     In addition, sales of Units may be made pursuant to distribution arrangements with certain banks which are acting as agents for their customers. These banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in amounts comparable to the dealer concession. The Glass-Steagall Act prohibits banks from underwriting certain securities, including Units of the Trust; however, this Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are impermissible under this Act. In certain states, any bank making Units available must be registered as a broker-dealer in that state.

SECONDARY MARKET

     While not obligated to do so, it is the Sponsor's present intention to maintain a secondary market for Units of the Trust and to offer continuously to repurchase Units from Unit Holders at the Sponsor's Repurchase Price which price, subject to change at any time, will be computed as stated under 'Rights of Unit Holders--Redemption--Computation of Redemption Price.' The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the then current Public Offering Price. The Sponsor will become the owner of Units repurchased as of the trade date. Any profit or loss resulting from the resale of such Units will belong to the Sponsor.

     If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units. In such event Unit Holders wishing to dispose of their Units may redeem their Units through the Trustee. (See 'Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.') If the Sponsor repurchases Units in the secondary market at the 'Redemption Price,' it may reoffer these units in the secondary market at the 'Public Offering Price,' or the Sponsor may tender Units so purchased to the Trustee for redemption. In no event will the price offered by the Sponsor for the repurchase of Units be less than the current Redemption Price for those Units. (See 'Rights of Unit Holders--Redemption.') The Sponsor may, of course, redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions.

PROFIT OF SPONSOR

     The Sponsor receives a sales charge of 4% of the Public Offering Price for sales in the secondary market. The Sponsor may have also realized a profit (or a loss) on the deposit of the Securities in the Trust on the initial Date of Deposit representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (For the amount of such difference on the initial deposit, see Part A--'Summary of Essential Information.') The Sponsor may also realize profits or sustain losses in respect of Securities which were acquired from the Sponsor or from underwriting syndicates of which it was a member. (See Part A--'Portfolio Summary as of the Date of Deposit.') The Sponsor, in connection with its acting as underwriter with regard to the Securities deposited in the Trust subsequent to the initial Date of Deposit, may realize a profit of up to 5% of the market value of the Securities. An underwriter or underwriting syndicate purchases common stock from the issuer on a negotiated or competitive bid basis as principal with the motive of marketing such common stock to investors at a profit. In addition, the Sponsor may realize profits (or sustain losses) due to daily fluctuations in the value of the Securities in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Securities may be used in the Sponsor's business to the extent permitted by applicable regulations and may be of benefit to the Sponsor.

     The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust in the secondary market at a price equal to the net asset value of the Units.

                                EXCHANGE OPTION

     Unit Holders may elect to exchange any or all of their Units of this Series of the National Equity Trust for units of one or more of any other series in the Prudential Securities Incorporated family of unit investment trusts or for any units of any additional trusts that may from time to time be made available for such exchange by the Sponsor (collectively referred to as the 'Exchange Trusts'). Such units may be acquired at prices based on reduced sales charges per unit. Units of certain series received in exchange for Units of other unit investment trusts will be subject to a deferred sales charge only. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unit Holder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in the time and expense related to advice, financial planning and operational expense required for the Exchange Option.

     Exchange Trusts may have different investment objectives; a Unit Holder should read the prospectus for the applicable Exchange Trust carefully to determine its investment objective prior to exercise of this option.

     This option will be available provided the Sponsor maintains a secondary market in both the Units of this Series and units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of all such trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit Holder wishes to sell or exchange his Units; thus there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. Sixty days notice will be given prior to the date of the termination of or a material amendment to the Exchange Option except that no notice need be given in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to a Unit Holder at the time he wishes to exercise it, the Unit Holder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unit Holder.

     To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust $1,000 unit. Units of the Trust will not be available for exchange during the initial offering period. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the exchanging Unit Holder unless the Unit Holder adds the amount of cash necessary to purchase one additional whole Exchange Trust unit.

     Owners of units of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, the owner should notify his retail broker. He will be given a prospectus of each series in which he indicates interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,100 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

FEDERAL INCOME TAX CONSEQUENCES

     An exchange of Units pursuant to the Exchange Option will constitute a 'taxable event' under the Code, i.e., a Unit Holder will recognize gain or loss at the time of the exchange except that upon an exchange of Units of this Series of the National Equity Trust for units of any other series of the Exchange Trusts which are grantor trusts for United States federal income tax purposes the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that the underlying securities in each trust are substantially identical and the purchase of units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. Unit Holders are advised to consult their own tax advisors as to the tax consequences of exchanging Units in their particular case.

                              REINVESTMENT PROGRAM

     Unit Holders may elect to have the distributions with respect to their Units automatically reinvested in additional Units of the Trust.

     A Unit Holder holding Units in 'street name' may participate in the Trust's reinvestment program (the 'Program') by contacting his broker, dealer or financial institution. The Unit Holder's completed notice of election to participate in the Program must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect as to such distribution. Elections may be modified or revoked on similar notice.

     Such distributions, to the extent reinvested in the Trust, will be used by the Trustee at the direction of the Sponsor in one or both of the following manners. (i) The distributions may be used by the Trustee to purchase Units of this Series of the Trust held in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program.
(ii) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust (as described in Part B, 'The Trust'). The additional Securities with any necessary cash will be deposited by the Sponsor with the Trustee in exchange for new Units. The distributions may then be used by the Trustee to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. (See 'Public Offering of Units--Public Offering Price.') The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer deemed practical to create additional Units. The cost of administering the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

     The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                              TERMINATION OPTIONS

     The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately two years after the Date of Deposit (unless terminated earlier; see part B--'Amendment and Termination of the Indenture--Termination'). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on such date to the Distribution Agent who will act as agent for such Unit Holder.

     SECURITIES DISPOSITION OPTIONS--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of such Unit Holder by the Distribution Agent in accordance with one or more of the following options as elected by such Unit Holder:

          1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities;

          2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days immediately following the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Chase Manhattan Bank in accounts which are non-interest bearing to Unit Holders and which are available for use by The Chase Manhattan Bank pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold; and

          3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option within 30 days of the Termination Date, as received by the Distribution Agent upon the sale of such underlying Securities over a period not to exceed 10 business days immediately following the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the 'New Series') if such New Series is offered at such time. The Units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unit Holder of units of a New Series, such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

     Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of such Unit Holder's pro rata share of the underlying Securities (option 2).

     Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days immediately following the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Chase Manhattan Bank will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of such sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects such sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of such shares in the Portfolio at the beginning of such day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.

     Depending on the amount of proceeds to be invested in Units of the New Series and the number of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these Securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period following the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units,

but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a 'rollover' from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

     By electing to reinvest in the new series, the Unit Holder indicates his interest in having his terminating distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a periodic opportunity to elect to 'rollover' their terminating distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.

                              EXPENSES AND CHARGES

EXPENSES

     All or a portion of the Organizational expenses and charges incurred in connection with the establishment of the Trust including the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out-of-pocket expenses, will be paid by the Trust. Historically, the costs of establishing unit investment trusts have been borne by a trust's sponsor. Advertising and selling expenses will be paid by the Sponsor and the underwriters, if any, at no cost to the Trust.

FEES

     The Sponsor's fee (the 'Supervisory Fee'), earned for portfolio supervisory services as set forth under 'Sponsor-- Responsibility,' is based upon the largest number of Units outstanding during the life of the Trust. The Supervision Fee is as set forth in Part A, 'Summary of Essential Information' and may exceed the actual costs of providing portfolio supervisory services for this Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year. The Supervisory Fee will be paid to the Sponsor by the

Trust. (See 'Sponsor--Responsibility.') For its service as Trustee under the Indenture, the Trustee receives an annual fee in the amount set forth under Part A--'Summary of Essential Information.' The Trustee's fee and the Trust expenses accrue monthly and are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification 'All Services Less Rent' in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture.

OTHER CHARGES

     The following additional charges are or may be incurred by the Trust as more fully described in the Indenture: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any losses, liabilities or expenses incurred by it in the administration of the Trust without negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Indenture without gross negligence, bad faith, willful misfeasance or willful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust and (h) to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

     The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the property of the Trust. If the balance in the Income and Principal Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent Securities are sold, the size of such Trust will be reduced and the proportions of the various Securities in the Trust may change. Such sales might be required at a time such as to result in lower prices than might otherwise be realized. Moreover, due to the minimum proceeds of sale of a Security the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                             RIGHTS OF UNIT HOLDERS
OWNERSHIP OF UNITS

     Unit Holders are required to hold their Units in uncertificated form. The Trustee will credit a Unit Holder's account with the number of Units held by the Unit Holder. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer and any sums payable for taxes or other governmental charges imposed upon these transactions and compliance with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

     No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture (see 'Administration of the Trust--Amendment' and 'Administration of the Trust-- Termination'). Unit Holders shall have no right to control the operation or administration of the Trust in any manner.

DISTRIBUTIONS

     Cash amounts received by the Trust will be distributed as set forth below on a pro rata basis to Unit Holders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units. (See 'Summary of Essential Information,' 'Expenses and Charges' and 'Rights of Unit Holders--Redemption.') Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders. See 'Expenses and Charges--Other Charges.'

     The Trustee will credit to the Income Account all cash dividends received by and payable to the Trust. Other cash receipts will be credited to the Principal Account. The pro rata share of the Income Account and the pro rata share of cash in the Principal Account represented by each Unit will be computed by the Trustee as of the Record Date. (See 'Summary of Essential Information' in Part A.) Proceeds received from the disposition of any of the Securities not used to redeem Units or pay Trust expenses will be distributed on the fifth business day following the receipt of such proceeds to Unit Holders of record on the business day following the receipt of such proceeds by the Trustee. The distribution to Unit Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter (approximately 15 days after the Record Date) and shall consist of an amount equal to such Unit Holders' pro rata share of the income credited to the Income Account after deducting estimated expenses (the 'Income Distribution'). Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. The Trustee may make additional distributions to Unit Holders on such dates as the Sponsor shall direct. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $1.00 per 1,000 Units. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unit Holders and are available for use by The Chase Manhattan Bank, pursuant to normal banking procedures.

     As of each Distribution Date the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal

Account, amounts necessary to pay the expenses of the Trust. (See 'Expenses and Charges.') The Trustee may also withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See 'Rights of Unit Holders--Redemption.')

     The Trustee will follow a policy that it will place securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor may act as broker therein and receive commissions thereon if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth: (1) as to the Income Account: dividends and other cash amounts received, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition and identity of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes, for fees and expenses of the Trust, for redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year. The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.


     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.

REDEMPTION

  Tender of Units

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

     Unit Holders must have their signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, a Unit Holder (including the Sponsor) will be entitled to receive in kind an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the 'Summary of Essential Information' in Part A on the date of tender (see 'Redemption--Computation of Redemption Price per Unit'). The 'date of tender' is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     The Trustee will redeem Units in kind. A Unit Holder will be able (except during a period described below), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the 'In Kind Distribution') will take the form of whole shares of Securities. Cash will be distributed in lieu of fractional shares and will be distributed in cash. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

     Distributions in kind on redemption of Units shall be held by The Chase Manhattan Bank, as the Distribution Agent, whom each Unit Holder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unit Holder as follows:

          (a) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unit Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (b) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

          (b) Subsequent to 90 days after the initial offering period, if the tendering Unit Holder requests distribution in kind and tenders Units with a value in excess of $250,000, the Trustee shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unit Holder together with certificates representing whole shares of each of the Securities comprising the In Kind Distribution. (In a case in which the Unit Holder requests a distribution in kind, the Trustee may, in lieu of distributing Securities in kind to the Unit Holder, offer the Sponsor the opportunity to acquire the tendered Units in exchange for the number of shares of each Security and cash which the Unit Holder is otherwise entitled to receive from the Trust. The federal income tax consequences to the Unit Holder would be identical in either case.)

     Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution in whole shares as of the date of tender. To the extent that Units are redeemed, the size of the Trust will be reduced.

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, prior to the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment therefor to the Unit Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., the Unit Holder will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see 'Public Offering of Units--Secondary Market'). Units held by the Sponsor may be tendered to the

Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see 'Public Offering of Units--Public Offering Price'). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price subsequent to its acquisition of such Units (see 'Public Offering of Units--Profit of Sponsor').

COMPUTATION OF REDEMPTION PRICE PER UNIT

     The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee of: (1) the aggregate value of the Securities in the Trust, (2) cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and (3) any other assets of the Trust, less (a) amounts representing taxes or governmental charges payable out of a Trust, (b) the accrued but unpaid expenses of the Trust and (c) cash held for distribution to Unit Holders of record as of a date prior to the evaluation.

     The aggregate value of the Securities is determined in good faith by the Trustee in the following manner: the evaluation is generally based on the closing trade prices as of the Evaluation Time on the New York Stock Exchange (unless the Trustee deems these prices inappropriate as a basis for valuation) or, if there is no closing trade price on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on that exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation). If current bid or closing prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,
(c) on the basis of the last trade price of the Security or (d) by any combination of the above, each as of the Evaluation Time.

                                    SPONSOR

     Prudential Securities Incorporated ('Prudential Securities') is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly-owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     Prudential Securities is distributor for series of Prudential Government Securities Trust, The Blackrock Government Income Trust, Command Government Fund, Command Money Fund, Command Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc., Prudential Allocation Fund, Prudential California Municipal Fund, Prudential Distressed Securities Fund, Inc., Prudential Diversified Bond Fund, Inc., Prudential Dryden Fund, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., The Global Government Plus Fund, Inc., Prudential Global Limited Maturity Fund, Inc., Prudential Global Natural Resources Fund, Inc., The Global Total Return Fund, Inc., Prudential Government Income Fund, Prudential High Yield Fund, Inc., Prudential Institutional Liquidity Portfolio, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential Jennison Series Fund, Inc., Prudential MoneyMart Assets, Inc., Prudential Mortgage Income Fund, Inc., Prudential MultiSector Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Small Companies Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Utility Fund, Inc., and Prudential World Fund, Inc.

LIMITATIONS ON LIABILITY

     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture, but will be under no liability to Unit Holders for taking any action or refraining from taking any action in good faith or for errors in judgment or be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the sale of any Securities, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties (see 'Sponsor--Responsibility').

RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.


     Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders or if required to pay the Deferred Sales Charge. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.

     As part of the portfolio supervisory services, the Sponsor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

     It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor. Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under 'Rights of Unit Holders--Distributions' to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                    TRUSTEE

     The Trustee is The Chase Manhattan Bank, a New York Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LIMITATIONS ON LIABILITY

     The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, Securities or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In addition, the Indenture provides that the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

RESPONSIBILITY

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

     Additionally, the Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Record Date next prior to a Distribution Date.

     For information relating to the responsibilities of the Trustee under the

Indenture, reference is also made to the material set forth under 'Rights of Unit Holders' and 'Sponsor--Resignation.'

RESIGNATION

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee if it determines (i) that a material deterioration in the creditworthiness of the Trustee or (ii) one or more negligent acts on the part of the Trustee having a materially adverse effect has occurred such that replacement of the Trustee is in the best interest of the Unit Holders. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                   AMENDMENT AND TERMINATION OF THE INDENTURE

AMENDMENT

     The Indenture may be amended by the Trustee and the Sponsor without the consent of Unit Holders (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency, and (c) to make such other provisions as shall not adversely affect the interest of the Unit Holders; provided that the Indenture may also be amended by the Sponsor and the Trustee (or the performance of any of the provisions of the Indenture may be waived) with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders. In no event shall the Indenture be amended so as to increase the number of Units issuable thereunder except as the result of the additional deposits of Securities, to permit the deposit of Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted, to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Securities on hand in the Trust or to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted; or so as to adversely affect the characterization of the Trust as a grantor trust for Federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under 'Summary of Essential Information' in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Units offered hereby have been passed upon by Messrs. Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

--------------------------------------------------------------------------------

                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2

                               TABLE OF CONTENTS


                                                                       PAGE
                                                                       ----
Risk Factors..........................................................  A-2
Summary of Essential Information......................................  A-5
Fee Table.............................................................  A-6
Independent Auditors' Report..........................................  A-7
Statement of Financial Condition......................................  A-8
Schedule of Portfolio Securities......................................  A-9
The Trust.............................................................  B-1
  Portfolio Summary...................................................  B-2
Tax Status of the Trust...............................................  B-5
Retirement Plans......................................................  B-6
Public Offering of Units..............................................  B-6
  Public Offering Price...............................................  B-6
  Public Distribution.................................................  B-7
  Secondary Market....................................................  B-7
  Profit of Sponsor...................................................  B-7
  Employee Discount...................................................  B-7
Exchange Option.......................................................  B-8
  Federal Income Tax Consequences.....................................  B-9
Reinvestment Program..................................................  B-9
Termination Options................................................... B-10
Expenses and Charges.................................................. B-11
  Expenses............................................................ B-11
  Fees................................................................ B-11
  Other Charges....................................................... B-11
Rights of Unit Holders................................................ B-12
  Ownership of Units.................................................. B-12
  Certain Limitations................................................. B-12
  Distributions....................................................... B-12
  Reports and Records................................................. B-13
  Redemption.......................................................... B-13
  Purchase by the Sponsor of Units Tendered for Redemption............ B-14

  Computation of Redemption Price Per Unit............................ B-14
Sponsor............................................................... B-15
  Limitations on Liability............................................ B-15
  Responsibility...................................................... B-15
  Resignation......................................................... B-16
Trustee............................................................... B-16
  Limitations on Liability............................................ B-16
  Responsibility...................................................... B-16
  Resignation......................................................... B-16
Amendment and Termination of the Indenture............................ B-17
  Amendment........................................................... B-17
  Termination......................................................... B-17
Legal Opinions........................................................ B-17
Independent Auditors.................................................. B-17

             ------------------------------------------------------
                             NATIONAL EQUITY TRUST
                           EQUITY PORTFOLIO SERIES 2
                                (REIT PORTFOLIO)
             ------------------------------------------------------

                                    SPONSOR

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                                    TRUSTEE

                            THE CHASE MANHATTAN BANK
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017

--------------------------------------------------------------------------------
UTS050 2/98

                                    PART II.
               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

ITEM A-BONDING ARRANGEMENTS

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

ITEM B-CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The cross-reference sheet.

          The Prospectus.

          Signatures.

          Written consents of the following persons:

                     Cahill Gordon & Reindel (included in Exhibit 5).

                   (2) Deloitte & Touche LLP

     The following Exhibits:

(4) Ex-3.(i)    --   Certificate of Incorporation of Prudential Securities Incorporated dated March 29, 1993.
(7) Ex-3.(ii)   --   Revised By-Laws of Prudential Securities Incorporated as amended through June 21, 1996.
(5) Ex-4.a      --   Trust Indenture and Agreement, dated April 25, 1995.
(2) Ex-4.b      --   Reference Trust Agreement dated February 11, 1998
(2) Ex-5        --   Opinion of counsel as to the legality of the securities being registered.
(6) Ex-24       --   Powers of Attorney executed by a majority of the Board of Directors of Prudential Securities
                     Incorporated.
(2) Ex-27       --   Financial Data Schedule.
    Ex-99.1     --   Information as to Officers and Directors of Prudential Securities Incorporated is incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated pursuant to
                     Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-16267).
(3) Ex-99.2     --   Affiliations of Sponsor with other investment companies.
(3) Ex-99.3     --   Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.
(5) Ex-99.4     --   Distribution Agency Agreement among Prudential Securities Incorporated, as Depositor, United
                     States Trust Company of New York, as Trustee, and United States Trust Company of New York, as
                     Distribution Agent.
(8) Ex-99.5     --   Amendment to Distribution Agency Agreement among Prudential Securities Incorporated, as
                     Depositor, The Chase Manhattan Bank, as Trustee, and The Chase Manhattan Bank, as Distribution
                     Agent.
(9) Ex-99.6     --   Amendment to Distribution Agency Agreement dated September 23, 1996 among Prudential Securities
                     Incorporated, as Depositor, The Chase Manhattan Bank, as Trustee, and The Chase Manhattan Bank,
                     as Distribution Agent included as part of the Reference Trust Agreement filed as Exhibit 4.b to

                     National Equity Trust Top Ten Portfolio Series 1.

                                                        (Footnotes on next page)

(Footnotes from previous page)

------------------
(2) Filed herewith.

(3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts, Insured Tax-Exempt Series 1, Registration No. 2-89263.

(4) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.

(5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 1, Registration No. 33-55475.

(6) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 172, Registration No. 33-54681, National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919, and National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543.

(7) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 186, Registration No. 33-54697.

(8) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 6, Registration No. 333-01889.

(9) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753.

                                   SIGNATURES

      The registrant, National Equity Trust, Equity Portfolio Series 2 hereby identifies Series 1 of the Equity Portfolio Series for purposes of the representations required by rule 487 and represents the following:



          (1) That portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;



          (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective dates were determined by the Commission or the staff; and



          (3) That it has complied with rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Equity Portfolio Series 2, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 11th day of February 1998.

                     NATIONAL EQUITY TRUST
                     EQUITY PORTFOLIO SERIES 2
                     (Registrant)

                     By PRUDENTIAL SECURITIES INCORPORATED
                     (Depositor)

                     By: /s/ RICHARD R. HOFFMANN
                         _______________________
                             Richard R. Hoffmann
                             First Vice President


                     By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated
                                   Alan D. Hogan
                                   A. Laurence Norton, Jr.
                                   Leland B. Paton

                                   Martin Pfinsgraff
                                   Vincent T. Pica II
                                   James D. Price
                                   Hardwick Simmons
                                   Lee B. Spencer, Jr.
                                   Brian M. Storms

                     By: /s/ RICHARD R. HOFFMANN
                         _______________________
                             Richard R. Hoffmann
                             First Vice President--Unit Investment Trust
                     Department,
                             As Authorized Signatory for Prudential Securities
                     Incorporated and Attorney-in-Fact for the persons listed above
------------------
* Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL

     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.


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
                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report dated February 11, 1998, accompanying the financial statement of the National Equity Trust, Equity Portfolio Series 2 included herein and to the reference to our Firm as experts under the heading 'Independent Auditors' in the prospectus which is a part of this registration statement.

DELOITTE & TOUCHE LLP


New York, New York
February 11, 1998

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